May 21, 2009

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: H. Roger Schwall, Assistant Director

Re:	Magellan Midstream Partners, L.P.

Registration Statement on Form S-4

Filed April 6, 2009

File Number 333-158444

Magellan Midstream Holdings, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2008

Schedule 14A Definitive Proxy Statement

Filed February 26, 2009

File Number 1-32745

Ladies and Gentlemen:

Magellan Midstream Partners, L.P. (“MMP”) has on the date hereof filed through EDGAR Amendment No. 1 to the above-referenced Registration Statement on Form S-4, which includes the joint proxy statement/prospectus of MMP and Magellan Midstream Holdings, L.P. (“MGG”) (the “Form S-4”).

In this letter, on behalf of MMP and MGG, we set forth the responses of MMP and MGG to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 6, 2009 (the “Comment Letter”), with respect to the above-referenced filings. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the Comment Letter. The response to each comment or request is set forth immediately below the text of the applicable comment or request. Page numbers referenced in the responses herein correspond to those set forth in Amendment No. 1 to the Form S-4.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Securities and Exchange Commission May 21, 2009 Page 2

As noted in the response to Comment 20 below, certain materials are being provided supplementally under separate cover in connection with the filing of Amendment No. 1 to the Form S-4 and the submission of this response letter to the Staff. Also being provided supplementally as Annexes A and B to this response letter are materials that MMP and MGG intend to send to their respective unitholders as supplemental proxy solicitation materials in connection with the solicitation of proxies of such unitholders to approve the matters contemplated by the Agreement Relating to Simplification of Capital Structure dated as of March 3, 2009 by and among MMP, MGG and their respective general partners (the “Simplification Agreement”). The supplemental proxy solicitation materials being provided to the Staff as Annexes A and B to this letter are being provided to the Staff as a courtesy and will be accompanied by the final definitive joint proxy statement/prospectus of MMP and MGG when mailed to the unitholders of MMP and MGG.

Information provided in this letter on behalf of MMP and MGG and their executive officers, directors and controlling persons has been provided to us by MMP and MGG.

Registration Statement on Form S-4, filed April 6, 2009

General

1.	Your next amendment should contain several exhibits that you currently omit. You will expedite the review process by promptly filing all required exhibits with your next amendment, including the legality opinion. We may have additional comments once you provide the appropriate disclosure required.

Response: All required and previously omitted exhibits, including the legality opinion, have been filed with Amendment No. 1 to the Form S-4. To the extent that the Conflicts Committee (the “MMP Conflicts Committee”) of the Board of Directors of MMP’s general partner (the “MMP Board”) designates an additional individual to serve as a member of the MMP Board following the effective time of the simplification as provided in the Simplification Agreement, the consent of such individual to be named as a director nominee will be filed with a subsequent amendment to the Form S-4.

Questions and Answers about the Simplification, page v

2.	Here, and other appropriate locations, explain what is meant by a “non-economic” general partner interest.

Securities and Exchange Commission May 21, 2009 Page 3

Response: The disclosure in the Form S-4 has been revised as requested. Please see the cover page of the joint proxy statement/prospectus, the Notice of Special Meeting of Unitholders of Magellan Midstream Partners, L.P. and the Notice of Special Meeting of Unitholders of Magellan Midstream Holdings, L.P.

Accounting Treatment of the Simplification, page 12

3.	We note your disclosure here and on page F-5 which describes your proposed accounting treatment for the simplification agreement. Your disclosure states that MMP will be the surviving entity for legal and reporting purposes. Please clarify how you determined that MGG is the surviving consolidated entity for accounting purposes. As part of your response, please clarify whether the simplification would have been considered a transaction between entities under common control pursuant to paragraph D8 of SFAS 141(R) had you determined that MMP was the surviving entity for accounting purposes.

Response: For accounting purposes, prior to the simplification, MGG controls and consolidates MMP. MGG controls for accounting purposes MMP through its 100% ownership interest in the general partner of MMP. MMP’s general partner, and therefore MGG, controls MMP because (i) the MMP limited partners lack substantive ability to dissolve or liquidate the partnership or remove the general partner without cause and (ii) the MMP limited partners lack substantive management rights in MMP.

Although the simplification is not a common control exchange subject to the accounting guidance in Appendix D of SFAS 141(R), the simplification relates to entities under common control. Because MGG controls MMP, the fact that MMP will be the legal survivor is not determinative in identifying the surviving accounting entity. Since MGG is the controlling entity, it should be viewed as controlling the form of the simplification and therefore should be the surviving entity.

Upon concluding that the accounting for the simplification should be evaluated from MGG’s perspective, MMP and MGG concluded the exchange of units is subject to ARB 51 (as amended by SFAS 160) paragraph 33. That is, no gain or loss is recorded on the exchange; the simplification is effectively treated similar to a treasury stock transaction.

Upon completion of the simplification, since MMP will be the surviving registrant, a change in the reporting entity will have occurred under paragraph 2 of SFAS 154, such that the historical MMP financial statements will be replaced with the historical MGG financial statements (through a filing by MMP of a Current Report on Form 8-K).

Securities and Exchange Commission May 21, 2009 Page 4

Because MMP and MGG have concluded that it would not be appropriate for MMP to be the surviving entity for accounting purposes, they have not evaluated the accounting under this assumption. However, given the guidance in EITF 90-5, were the simplification treated as a common control transaction, the accounting would still be evaluated from the perspective of MGG.

Recent Developments, page 13

4.	We note your disclosure here, and the related disclosure under Special Factors beginning on page 27, regarding recent Interested Party and Second Interested Party proposals to merge with or purchase MMP and MGG. We also note the provisions of Article VI of the Simplification Agreement that allow for a Partners Change in Recommendation or Holdings Change in Recommendation under certain circumstances. Please update your disclosure to discuss all other transactions or proposals received by MMP and MMG after the date of the Simplification Agreement that, if approved, would trigger a change in recommendation. Include in your disclosure the status and significant terms of such transactions or proposals.

Response: Except as already described in the Form S-4, no transactions or proposals have been received by MMP or MGG since the date of the Simplification Agreement, which, if approved, would trigger a change in recommendation.

Ownership Structure, page 13

5.	In an appropriate location, address the operations of the subsidiaries of Magellan GP, LLC following the Simplification.

Response: The disclosure in the Form S-4 has been revised as requested. Please see page 85.

Summary Historical and Unaudited Pro Forma Financial Information of MGG and MMP, pages 15-18

6.	We note that you disclose a non-GAAP EBITDA measure. However, we note that your EBITDA non-GAAP measure is described differently than Section I of SEC

Securities and Exchange Commission May 21, 2009 Page 5

Release 34-47226 and Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Therefore, your non-GAAP measure should not be characterized as EBITDA. Please revise the title and description of your non-GAAP measure to clearly identify the non-GAAP measure being used.

Response: Pages 16 and 18 of the Form S-4 have been revised as requested to recharacterize the non-GAAP financial measure previously referred to as “EBITDA” as “Adjusted EBITDA” so as not to conflict with Commission guidance regarding the definition of EBITDA. MMP and MGG hereby advise the Staff that they intend to utilize the non-GAAP financial measure of Adjusted EBITDA consistent with the way such measure is described in Amendment No. 1 to the Form S-4 in future Annual Reports on Form 10-K.

Unaudited Comparative per Unit Information, page 19

7.	Please revise your tabular disclosure of per unit data to include disclosure of pro forma per share data of both MMG and MMP pursuant to Item 14(10) of Regulation 14A.

Response: The disclosure in the Form S-4 has been revised as requested to include tabular pro forma per unit data for both MMP and MGG. Please see page 19.

In addition, MMP implemented EITF No. 07-4, Application of the Two-Class Method Under FASB Statement No. 128 to Master Limited Partnerships (“EITF 07-4”). EITF 07-4 became effective for periods following January 1, 2009 and did not allow for early adoption. EITF 07-4 requires retrospective application and, as a result, page 19 of the Form S-4 reflects revised calculations of earnings per unit for all historical periods. MMP has also filed a Current Report on Form 8-K on May 21, 2009 which report includes MMP’s historical financial statements reflecting revised earnings per unit calculations for the periods covered thereby.

Background of the Simplification, page 27

8.	Explain the concerns that you had with the cost of your equity capital in early 2008. The disclosure suggests that the cost was high at that point. Explain also what caused you to be concerned about “the long term growth prospects of MMP” at that time.

Response: The disclosure in the Form S-4 has been revised as requested. Please see the first paragraph of page 27.

Securities and Exchange Commission May 21, 2009 Page 6

9.	Expand the fourth paragraph on page 27 to:

Response: The disclosure in the Form S-4 has been revised as requested to address the Staff’s comments in each bullet below. The revised disclosure is located in the Form S-4 as noted under each bullet below.

•	Quantify the spread between the yield on MMP’s equity and MGG’s equity and explain why that “made such an acquisition feasible;”

Response: Please see the fourth paragraph of page 27 of the Form S-4.

•	Explain why MMP had “significant debt capacity” and the relevance of that information;

Response: Please see the fourth paragraph of page 27 of the Form S-4.

•	Explain how elimination of the incentive distribution rights would “decrease MMP’s incremental cost of any newly issued limited partner capital;”

Response: Please see the first paragraph of page 27 of the Form S-4.

•	Explain how an acquisition of MGG by MPP would “increase MMP’s leverage;” and

Response: Please see the fifth paragraph of page 27 of the Form S-4.

•

Explain the statement that, before this transaction, MMP’s general partner “would receive a disproportionate share of any decrease in distributions because of the incentive distribution rights” and clarify how this increase[s] the downside risks to MMP.

Response: Please see the fifth paragraph of page 27 of the Form S-4.

•	And clarify whether interest of the Interested Party was also discussed and, if so, the substance of that discussion.

Response: Please see the first full paragraph of page 28 of the Form S-4.

Securities and Exchange Commission May 21, 2009 Page 7

10.	In the fifth paragraph, briefly describe the “legal duties and obligations of the MMP Conflicts Committee members.”

Response: The disclosure in the Form S-4 has been revised as requested. Please see page 28.

11.	Regarding the April 25, 2008 meeting with the MMP Conflicts Committee, summarize its conclusions about the effect of the Interested Party’s offer on an acquisition of MGG by MMP. In that regard, there is no further mention of any contacts with, or consideration of, the Interested Party until the June 19, 2008 meeting. Clarify whether there were any contacts or discussions during the intervening period.

Response: The disclosure in the Form S-4 has been revised as requested to summarize the MMP Conflicts Committee’s conclusions about the effect of the Interested Party’s offer on an acquisition of MGG by MMP. Please see page 29.

The second to last paragraph on page 32 of the Form S-4 indicates that on June 11, 2008, the chief executive officer (“CEO”) of MMP’s general partner informed the MMP Board and the board of directors of the general partner of MGG (“MGG Board”) that a meeting between senior management and the CEO and chief financial officer of the Interested Party took place on June 10, 2008 at the request of the Interested Party.

MMP and MGG hereby confirm to the Staff that other than the June 10, 2008 meeting and a brief phone conversation between the CEO of MMP’s general partner and the CEO of the Interested Party to set up that meeting, no other substantive discussion with the Interested Party or substantive discussions with the MMP Board or the MGG Board about the Interested Party took place between April 25, 2008 and June 19, 2008.

12.	Regarding the May 2, 2008 meeting, expand the discussion to list not only the topics of that meeting but summarize the content and conclusions of those discussions.

Response: The disclosure in the Form S-4 has been revised as requested. Please see page 29.

Securities and Exchange Commission May 21, 2009 Page 8

13.	Your reference to Richards Layton in conjunction with the May 16, 2008 meeting appears to be the first time that they are named. Clarify their role in this process.

Response: The disclosure on the first full paragraph of page 28 of the Form S-4 discusses the formal engagement of Richards, Layton & Finger, P.A. as the MMP Conflicts Committee’s legal counsel at the April 8, 2008 meeting of the MMP Conflicts Committee.

14.	The discussion of the June 19, 2008 meeting lists the topics discussed but provides little substance as to the content or conclusions. Expand to provide information relevant to the decision to go forward with discussions with the Interested Party.

Response: The disclosure in the Form S-4 has been revised as requested. Please see page 33.

15.	Explain why, at their August 1, 2008 meetings, the boards determined that the Interested Party’s offer was not sufficient.

Response: The disclosure in the Form S-4 has been revised as requested. Please see page 34.

16.	Regarding the September 26, 2008 meeting of the MPP Conflicts Committee, indicate when senior management’s analysis had been previously and, if not already discussed, provide a summary of that information.

Response: The disclosure in the Form S-4 has been revised as requested. Please see the discussion of the September 8, 2008 meeting of the MMP Board and the discussion of the September 26, 2008 meeting of the MMP Conflicts Committee on pages 36 and 37, respectively.

17.	You indicate that, on February 25, 2009 the MGG Conflicts Committee discussed the Interested Party’s inquiry about “scheduling a meeting with certain members of management.” As there appears to be no further discussion of such a meeting or the Interested Party in your filing, explain whether that meeting occurred and the results or, if it did not occur, why not and whether any further consideration was given to a meeting or discussions with the Interested Party. If no further contact or discussions with Interested Party took place, so state and explain why not.

Response: The disclosure in the Form S-4 has been revised as requested. Please see page 44.

Securities and Exchange Commission May 21, 2009 Page 9

18.	Provide a reasonably detailed summary of Tudor Pickering’s financial analysis presentation regarding the Second Interested Party to the MMP Conflicts Committee on March 17, 2009.

Response: TudorPickering made a preliminary presentation to the MMP Conflicts Committee regarding the proposal from the Second Interested Party on March 17, 2009 and presented its preliminary financial analyses to the MMP Conflicts Committee with respect to that proposal on March 18, 2009. The disclosure in the Form S-4 has been revised accordingly. Please see page 46.

19.	Address why the MMP Conflicts Committee determined that “this is not an opportune time to consider the sale of MMP” and did not, apparently, consider such offers.

Response: The disclosure in the Form S-4 has been revised as requested. Please see page 47.

Financial Projections Provided to Financial Advisors, page 52

20.	You disclose that the management of the general partners of MMP and MGG prepared projections that were provided to the financial advisors and to the MMP and MGG Conflicts Committees. We also note the disclosure of the summary projections. Please provide us with the board books and other similar materials, financial projections, and forecasts that were prepared by the management of the general partners of MMP and MGG or by the financial advisors to assist each conflicts committee in evaluating the transaction. Include all presentations made by the financial advisors. Also, provide us with a copy of the engagement letters.

Response: On the date hereof:

•

Vinson & Elkins L.L.P., as counsel to MMP and on behalf of MGG, is submitting supplementally under separate cover all of the materials prepared by the management of MMP and MGG and presented to the MMP Board, the MGG Board, the MMP Conflicts Committee, the MGG Conflicts Committee and the financial advisors to the MMP Conflicts Committee and the MGG Conflicts Committee, as applicable, in connection with the matters discussed under “Special Factors—Background of the Simplification” in the Form S-4;

Securities and Exchange Commission May 21, 2009 Page 10

•

Sullivan & Cromwell LLP, as counsel to Tudor Pickering Holt & Co. Securities, Inc. (the financial advisor to the MMP Conflicts Committee) (“TudorPickering”), is submitting supplementally under separate cover all of the presentations made by TudorPickering to the MMP Conflicts Committee in connection with the matters discussed under “Special Factors—Background of the Simplification” in the Form S-4; and

•

Porter & Hedges LLP, as counsel to Lazard Frères & Co. LLC (the financial advisor to the MGG Conflicts Committee) (“Lazard”), is submitting supplementally under separate cover all of the materials prepared by Lazard and presented to the MGG Conflicts Committee in connection with the matters discussed under “Special Factors—Background of the Simplification” in the Form S-4.

Each supplemental submission described above is being made together with a request that the materials being submitted be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended.

21.	We note that senior management prepared projections pertaining to MMP. Please confirm that all such material projections have been presented under “Financial Projections Provided to Financial Advisors.”

Response: MMP and MGG hereby confirm to the Staff that all such material financial projections have been included in the Form S-4. Please see page 54. Only projections prepared by senior management of MMP and MGG upon which the MMP Conflicts Committee and the MGG Conflicts Committee relied, as applicable, have been considered to be material and included in the Form S-4.

Where You Can Find More Information, page 148

22.	We note the incorporation by reference of the MMP and MGG Annual Reports on Form 10-K. Please monitor the need to update the financial statements and consents.

Response: MMP and MGG acknowledge the Staff’s comment and have updated the financial information included in and the financial statements incorporated by reference in the Form S-4 and have filed updated auditor’s consents with Amendment No. 1 to the

Securities and Exchange Commission May 21, 2009 Page 11

Form S-4. In addition, each of MMP and MGG have filed Current Reports on Form 8-K with the Commission in order to retroactively revise the financial statements included in the Annual Reports on Form 10-K for the year ended December 31, 2008 filed by MMP and MGG, respectively, in order to incorporate new accounting guidance that require retrospective application for all periods presented therein. The new accounting guidance relates to EITF 07-4, which impacts earning per unit calculation, and Statement of Financial Accounting Standard No. 160, Non-Controlling Interests in Consolidated Financial Statements (“SFAS 160”), which impacts how non-controlling owners’ interest is reflected in MGG’s financial statements.

Financial Statements

Note 1 – Basis of Presentation, page F-5

23.	We note your disclosure that no gain or loss will be recognized as a result of the simplification agreement as the changes in ownership interest will be accounted for as an equity transaction pursuant to SFAS 160. Please clarify if any gain or loss will be generated from the simplification agreement, i.e., difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted, and how the gain or loss is reflected on your pro forma balance sheet. Please add disclosure to footnote (c) to disclose whether a gain or loss has been generated and how it is reflected in the pro forma financial statements.

Response: Although the fair value of the consideration for the non-controlling interest and the amount reflected within unitholders equity will likely differ (as measured at the closing of the simplification), under SFAS 160 all amounts will be reflected in the balance sheet in partners’ capital-common unitholders. Therefore, aside from this reclassification, there is no effect on the pro forma balance sheet of the simplification. MGG has also filed a Current Report on Form 8-K which report includes MGG’s historical financial statements with the retrospective application of SFAS 160.

For financial statements after January 1, 2009, MGG is required to retroactively apply SFAS 160 to its financial statements, which moves non-controlling owner’s interest into the equity section of the balance sheet and removes non-controlling owners’ interest expense from the income statement. These changes have been reflected on pages F-3 and F-4 of the Form S-4. In addition, footnote (b) on page F-5 of the Form S-4 has been amended to clarify that in applying SFAS 160, no gain or loss will result from the simplification.

Securities and Exchange Commission May 21, 2009 Page 12

Note 2 – Pro forma Adjustments, page F-5

24.	Explain to us why pro forma adjustment (d) for the estimated reduction in general and administrative expenses meets the criteria for pro forma adjustments described in Rule 11 -02(b)(6) of Regulation S-X, or remove such adjustment from the presentation.

Response: Rule 11-02(b)(6) of Regulation S-X requires that adjustments must give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact and (iii) are factually supportable. The historical financial statements for MGG include the consolidated results of MMP. MMP and MGG both incur external audit fees, tax form K-1 processing fees, New York Stock Exchange listing fees as well as numerous other fees associated with being public companies. As a result of the simplification, the duplicated costs reflected in MGG’s consolidated financial statements will be permanently eliminated, which are reflected in adjustment (c) of the unaudited pro forma financial statements included on page F-5. The adjustments are a result of the simplification, will be continuing and are factually supportable.

25.	Please add disclosure to footnote (h) which either discloses the historical and pro forma per share data of MMG and equivalent pro forma per share data of MMP or refer to such information disclosed within the unaudited comparative per unit information.

Response: Footnotes (e) and (f) to the unaudited pro forma consolidated financial statements included in the Form S-4 have been revised to refer the reader to the unaudited comparative per unit information as amended in response to comment No. 7 above. Please see page F-6.

Magellan Midstream Holdings, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2008

Major Customers, page 11

26.	We note your use of, for example, “Customer A” in your disclosure. Please disclose the name of each customer accounting for 10% or more of your consolidated total revenues, or tell us why you are unable to do so. See Item 101(b)(vii) of Regulation S-K.

Securities and Exchange Commission May 21, 2009 Page 13

Response: Item 101(c)(vii) of Regulation S-K states that the name of a customer must be disclosed if sales to the customer exceed 10 percent or more of the consolidated revenues and the loss of the customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. As noted on page 11 of MGG’s Annual Report on Form 10-K for the year ended December 31, 2008 under “Item 1. Business—General Business Information—Major Customers” (and as noted in the corresponding section of MMP’s Annual Report on Form 10-K for the year ended December 31, 2008), customer A and customer B accounted for more than 10% of consolidated revenues in 2008. MGG and MMP note in the paragraphs preceding their respective major customers tables that a majority of the revenues related to customer A and B result from sales to those customers of refined petroleum products that MMP generated in connection with its blending and fractionation activities. Because the products sold are common commodities, primarily gasoline and diesel, MGG and MMP believe that the loss of customer A or customer B would not have a material adverse effect on MMP or MGG. MMP and MGG have included statements to this effect in their respective Current Reports on Form 8-K filed with the Commission on the date hereof and hereby undertake to include such updated disclosure in future filings with the Commission as applicable.

Selected Financial Data, page 36

27.	Refer to comment 6 above. Please revise the title and description of your non-GAAP measure to clearly identify the non-GAAP measure being used.

Response: As noted in the response to Comment 6 above, MMP and MGG hereby advise the Staff that they intend to utilize the non-GAAP financial measure of “Adjusted EBITDA” consistent with the way such measure is described in Amendment No. 1 to the Form S-4 in future Annual Reports on Form 10-K.

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Securities and Exchange Commission May 21, 2009 Page 14

If you have any questions regarding this letter please contact Michael Swidler of Vinson & Elkins L.L.P. at (212) 237-0020 or Kathryn Still of the same firm at (212) 237-0044.

Very truly yours,

VINSON & ELKINS L.L.P.

/s/ Michael Swidler
Michael Swidler

cc:

Gary Newberry

Chris White

Tracey McNeil

Securities and Exchange Commission

Lonny E. Townsend

General Counsel,

Magellan Midstream Partners, L.P.

Magellan Midstream Holdings, L.P.

Christine B. LaFollette

J. Vincent Kendrick

Akin Gump Strauss Hauer & Feld LLP